FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of October, 2004
                                          -------

                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
               ----------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                     ---           ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                  Yes      No  X
                                      ---     ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


     Attached as Exhibit 1 is a copy of the Company's Appendix 3B, New issue announcement, Application for quotation of additional securities and agreement dated October 25, 2004.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Progen Industries Limited


                                            /s/ Linton Burns

Date: October 25, 2004                      By: Linton Burns, Company Secretary
      ----------

                                  EXHIBIT INDEX

Exhibit Number                         Description
--------------                         -----------
Exhibit 1 Copy of the Company's Appendix 3B, New issue announcement, Application for quotation of additional securities and agreement dated October 25, 2004

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
--------------------------------------------------------------------------------


                                                Rule 2.7, 3.10.3, 3.10.4, 3.10.5
                                   APPENDIX 3B

                             NEW ISSUE ANNOUNCEMENT,
               APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES
                                  AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  1/7/96.  Origin:  Appendix  5.  Amended  1/7/98,  1/9/99,  1/7/2000,
30/9/2001,  11/3/2002,  1/1/2003.


Name of entity
--------------------------------------------------------------------------------
PROGEN INDUSTRIES LIMITED
--------------------------------------------------------------------------------

ABN
-------------------------------------------
82 010 975 612
-------------------------------------------

We (the entity) give ASX the following information.


PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

                                                  ----------------------------------------------
1       +Class of +securities issued or to be     Ordinary shares
        issued
                                                  ----------------------------------------------

                                                  ----------------------------------------------
2       Number  of +securities issued or to       5,966 Ordinary shares
        be issued (if known) or maximum
        number which may be issued
                                                  ----------------------------------------------

                                                  ----------------------------------------------
3       Principal terms of the +securities (eg,   Shareholder Options in terms of the Prospectus
        if options, exercise price and expiry     issued in November 2003
        date; if partly paid +securities, the
        amount outstanding and due dates
        for payment; if +convertible
        securities, the conversion price and
        dates for conversion)
                                                  ----------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 1

                                                  ----------------------------------------------
4       Do the +securities rank equally in all    Yes
        respects from the date of allotment
        with an existing +class of quoted
        +securities?

        If the additional securities do not       Not Applicable
        rank equally, please state:
        -  the date from which they do
        -  the extent to which they
           participate for the next dividend,
           (in the case of a trust,
           distribution) or interest payment
        -  the extent to which they do not
           rank equally, other than in relation
           to the next dividend, distribution or
           interest payment
                                                  ----------------------------------------------

                                                  ----------------------------------------------
5       Issue price or consideration              $ 2.50 per share
                                                  ----------------------------------------------

                                                  ----------------------------------------------
6       Purpose of the issue
        (If issued as consideration for the       Options converted into ordinary shares at
        acquisition of assets, clearly identify   $2.50 per share in terms of the Prospectus
        those assets)                             issued in November 2003.
                                                  ----------------------------------------------

                                                  ----------------------------------------------
7       Dates of entering +securities into        25 October 2004.
        uncertificated holdings or despatch
        of certificates
                                                  ----------------------------------------------

                                                  ----------------------------------------------
                                                  Number               +Class
                                                  ----------------------------------------------
8       Number and +class of all                  35,237,696      Ordinary shares
        +securities quoted on ASX                  3,724,682      Options which expire
        (including the securities in clause 2                     on 31 May 2005
        if applicable)
                                                  ----------------------------------------------


APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
--------------------------------------------------------------------------------


                                                  ----------------------------------------------
                                                  Number               +Class
                                                  ----------------------------------------------
9       Number and +class of all                    952,020       Options for Ordinary
        +securities not quoted on ASX                             shares
        (including the securities in clause 2     1,666,448       Options for Ordinary
        if applicable)                                            shares issued on the
                                                                  same terms as those
                                                                  options issued to
                                                                  shareholder in
                                                                  November 2003.
                                                  ----------------------------------------------

                                                  ----------------------------------------------
10   Dividend policy (in the case of a            Not Applicable.
     trust, distribution policy) on the
     increased capital (interests)
                                                  ----------------------------------------------

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

                                                        ----------------------------------------
11      Is security holder approval                     Not Applicable.
        required?
                                                        ----------------------------------------

                                                        ----------------------------------------
12      Is the issue renounceable or non-               Not Applicable.
        renounceable?
                                                        ----------------------------------------

                                                        ----------------------------------------
13      Ratio in which the +securities will             Not Applicable.
        be offered
                                                        ----------------------------------------

                                                        ----------------------------------------
14      +Class of +securities to which the              Not Applicable.
        offer relates
                                                        ----------------------------------------

                                                        ----------------------------------------
15      +Record date to determine                       Not Applicable.
        entitlements
                                                        ----------------------------------------

                                                        ----------------------------------------
16      Will holdings on different registers            Not Applicable.
        (or subregisters) be aggregated for
        calculating entitlements?
                                                        ----------------------------------------

                                                        ----------------------------------------
17      Policy for deciding entitlements in             Not Applicable.
        relation to fractions
                                                        ----------------------------------------

                                                        ----------------------------------------
18      Names of countries in which the                 Not Applicable.
        entity has +security holders who will
        not be sent new issue documents
        Note: Security holders must be told how their
        entitlements are to be dealt with.
        Cross reference: rule 7.7.
                                                        ----------------------------------------

                                                        ----------------------------------------
19      Closing date for receipt of                     Not Applicable.
        acceptances or renunciations
                                                        ----------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 3

                                                        ----------------------------------------
20      Names of any underwriters                       Not Applicable.
                                                        ----------------------------------------

                                                        ----------------------------------------
21      Amount of any underwriting fee or               Not Applicable.
        commission
                                                        ----------------------------------------

                                                        ----------------------------------------
22      Names of any brokers to the issue               Not Applicable.
                                                        ----------------------------------------

                                                        ----------------------------------------
23      Fee or commission payable to the                Not Applicable.
        broker to the issue
                                                        ----------------------------------------

                                                        ----------------------------------------
24      Amount of any handling fee payable              Not Applicable.
        to brokers who lodge acceptances
        or renunciations on behalf of
        +security holders
                                                        ----------------------------------------

                                                        ----------------------------------------
25      If the issue is contingent on                   Not Applicable.
        +security holders' approval, the date
        of the meeting
                                                        ----------------------------------------

                                                        ----------------------------------------
26      Date entitlement and acceptance                 Not Applicable.
        form and prospectus or Product
        Disclosure Statement will be sent to
        persons entitled
                                                        ----------------------------------------

                                                        ----------------------------------------
27      If the entity has issued options, and           Not Applicable.
        the terms entitle option holders to
        participate on exercise, the date on
        which notices will be sent to option
        holders
                                                        ----------------------------------------

                                                        ----------------------------------------
28      Date rights trading will begin (if              Not Applicable.
        applicable)
                                                        ----------------------------------------

                                                        ----------------------------------------
29      Date rights trading will end (if                Not Applicable.
        applicable)
                                                        ----------------------------------------

                                                        ----------------------------------------
30      How do +security holders sell their             Not Applicable.
        entitlements in full through a
        broker?
                                                        ----------------------------------------

                                                        ----------------------------------------
31      How do +security holders sell part              Not Applicable.
        of their entitlements through a
        broker and accept for the balance?
                                                        ----------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 4                                                      1/1/2003

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
--------------------------------------------------------------------------------


                                                        ----------------------------------------
32      How do +security holders dispose of             Not Applicable.
        their entitlements (except by sale
        through a broker)?
                                                        ----------------------------------------

                                                        ----------------------------------------
33      +Despatch date                                  Not Applicable.
                                                        ----------------------------------------

PART 3  -  QUOTATION  OF  SECURITIES
You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (tick one)

(a)  [X]                  Securities described in Part 1

(b)  [_]                  All other securities

                          Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued
                          on expiry or conversion of convertible securities

ENTITIES THAT HAVE TICKED BOX 34(a)

ADDITIONAL SECURITIES FORMING A NEW CLASS OF SECURITIES

Tick to indicate you are providing the information or documents


35   [_]  If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   [_]  If the +securities are +equity securities, a distribution schedule of the additional
          +securities setting out the number of holders in the categories
          1 - 1,000
          1,001 - 5,000
          5,001 - 10,000
          10,001 - 100,000
          100,001 and over

37   [_]  A copy of any trust deed for the additional +securities

ENTITIES THAT HAVE TICKED BOX 34(B)

                                                        ----------------------------------------
38   Number of securities for which
     +quotation is sought
                                                        ----------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                      Appendix 3B Page 5

                                                        ----------------------------------------
39   Class of +securities for which
     quotation is sought
                                                        ----------------------------------------

                                                        ----------------------------------------
40   Do the +securities rank equally in all
     respects from the date of allotment
     with an existing +class of quoted
     +securities?

     If the additional securities do not
     rank equally, please state:
     -  the date from which they do
     -  the extent to which they
        participate for the next dividend,
        (in the case of a trust, distribution)
        or interest payment
     -  the extent to which they do not
        rank equally, other than in relation
        to the next dividend, distribution or
        interest payment
                                                        ----------------------------------------

                                                        ----------------------------------------
41   Reason for request for quotation
     now

     Example: In the case of restricted securities, end of restriction period

     (if issued upon conversion of
     another security, clearly identify that
     other security)
                                                        ----------------------------------------

                                                        ----------------------------------------
                                                        Number           +Class
                                                        ----------------------------------------
42   Number and +class of all +securities
     quoted on ASX (including the
     securities in clause 38)
                                                        ----------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 6                                                      1/1/2003

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT
--------------------------------------------------------------------------------


QUOTATION  AGREEMENT

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2    We  warrant  the  following  to  ASX.

     - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

     -    There  is  no  reason  why  those  +securities  should  not be granted
          +quotation.

     - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

          Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

     - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

     - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

     - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

1/1/2003                                                     Appendix 3B Page 7

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.


           /s/ Linton Burns

Signature
          (Company  Secretary)

          Date: 25 October 2004


          Print name: Linton Burns

                                 == == == == ==


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3B Page 8                                                      1/1/2003